Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021.

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Cresco Labs Inc. (the “Company,” “Cresco Labs,” “we,” or “our”) is dated May 18, 2022 and has been prepared for the three months ended March 31, 2022 and 2021. The Company’s interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). It is supplemental to and should be read in conjunction with, the Company’s audited consolidated financial statements and accompanying notes as of and for the years ended December 31, 2021 and 2020, which were prepared in accordance with GAAP and previously filed on SEDAR and the Company’s unaudited condensed interim consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2022 and 2021. Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“USD” or “$”) unless otherwise indicated. The three months ended data presented below is unaudited.

The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation to the most comparable GAAP financial measure. Please see the information under the heading “Non-GAAP Financial Measures” for additional information on the Company’s use of non-GAAP financial measures.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable U.S. securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Note Regarding Forward-Looking Information,” located at the beginning of the Company’s Annual Information Form for the year ended December 31, 2021, filed on SEDAR. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information. Please refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2021, filed on SEDAR.

OVERVIEW OF THE COMPANY

Cresco Labs was incorporated in the Province of British Columbia and is licensed to cultivate, manufacture and sell cannabis and cannabis-based products. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Arizona, Maryland, Massachusetts, New York, Michigan and Florida.

Cresco Labs is primarily engaged in the business of cultivating medical-grade cannabis, manufacturing medical- grade products derived from cannabis cultivation and distributing such products to medical or adult-use consumers in legalized cannabis markets. Cresco Labs exists to provide high-quality and consistent cannabis-based products to consumers. Cresco Labs’ business focuses on regulatory compliance while working to develop condition-specific strains of cannabis and non-invasive delivery methods (alternatives to smoke inhalation) to provide controlled-dosage medicinal cannabis relief to qualified patients and consumers in legalized cannabis markets. As of March 31, 2022, the Company was operating one (1) adult-use and medical cannabis cultivation center, two (2) adult-use and medical cannabis manufacturing centers, five (5) adult-use and medical dispensary locations and five (5) adult-use dispensary locations in Illinois; one (1) medical cannabis cultivation and manufacturing center and ten (10) medical dispensary locations in Pennsylvania; one (1) medical cannabis cultivation and processing center and five (5) medical dispensary locations in Ohio; three (3) adult-use and medical cannabis cultivation centers, one (1) adult-use and medical cannabis manufacturing center and two (2) adult-use and medical cannabis distribution facilities in California; one (1) adult-use and medical cannabis cultivation center, one (1) adult-use and medical cannabis cultivation and manufacturing center and one (1) adult-use and medical dispensary location in Arizona; one (1) medical processing center in Maryland; three (3) adult-use and medical cannabis cultivation and manufacturing centers, one (1) medical dispensary location, one (1) adult-use dispensary location and two (2) adult-use and medical dispensary locations in Massachusetts; one (1) medical cannabis manufacturing center and four (4) medical dispensary locations in New York; one (1) adult-use and medical cannabis cultivation and processing center in

Michigan; one (1) medical cannabis cultivation and manufacturing center and sixteen (16) medical dispensary locations in Florida. For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 under the heading “Basis of Consolidation” of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021.

During 2019, the Company announced a new dispensary brand, Sunnyside*®1. Sunnyside* was created to accelerate industry growth by shifting consumer expectations and perceptions around shopping for cannabis from intimidation and doubt to curiosity and acceptance through a new trial and marketing approach. In the first quarter of 2022, the Company opened one (1) Sunnyside* dispensary in Pennsylvania and three (3) Sunnyside* dispensaries in Florida. As of March 31, 2022, the Company operates ten (10) Sunnyside* dispensaries in Illinois, ten (10) dispensaries in Pennsylvania, five (5) dispensaries in Ohio, one (1) dispensary in Arizona, four (4) dispensaries in New York, four (4) dispensaries in Massachusetts and sixteen (16) dispensaries in Florida. Cresco Labs’ portfolio of owned cannabis consumer packaged goods includes Cresco®1, Cresco Reserve®2, High Supply®2, Mindy’sTM, Good News®2, RemediTM, Wonder Wellness Co.®2 and FloraCal®2. The Company distributes and markets these products both to third-party licensed retail cannabis stores across the U.S. and to Cresco Labs’ owned retail stores.

Cresco Labs’ corporate headquarters is currently located at Suite 110, 400 W. Erie St, Chicago, IL 60654 and employs approximately 3,600 people across the organization, while being named as a “Top Diversity Employer” by Diversity Jobs in 2021. The Company’s registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

Issuing IPO, Reverse Takeover & Corporate Structure

The Company (then Randsburg Gold Corporation) was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. (“Randsburg”) and consolidated its common shares on a five (5) old for one (1) new basis. On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company, (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to (a) change its name from Randsburg International Gold Corp to Cresco Labs Inc., (b) amend the rights and restrictions of its existing class of common shares and redesignate such class as the class of Subordinate Voting Shares (“SVS”) and (c) create the Proportionate Voting Shares (“PVS”) and the Super Voting Shares (“MVS”).

Pursuant to the Transaction, the Company (then Randsburg) and Cresco Labs, LLC, completed a series of transactions on November 30, 2018, resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs, LLC. The Transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the State of Illinois on October 8, 2013 and is governed by a limited liability company agreement that was amended and restated in connection with the completion of the Transaction. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

[1]

The Sunnyside*® (inclusive of the stand-alone asterisk mark) and Cresco® brands maintain federal trademark registrations for websites pertaining to medical cannabis and cannabis educational services, as well as multiple state trademark registrations.

[2]	The Cresco Reserve®, High Supply®, Good News®, Wonder Wellness Co.® and FloraCal® brands maintain federal trademark registrations for apparel and multiple state trademark registrations.

Set forth below is the organization chart of the Company.

Recent Developments

On March 23, 2022, the Company announced it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) to acquire all of the issued and outstanding shares of Columbia Care pursuant to a statutory plan of arrangement (the “Arrangement”) in an all-share transaction with an equity value of approximately $2.0 billion (the “Columbia Care Transaction”). Under the terms of the Arrangement Agreement, holders of common shares of Columbia Care will receive 0.5579 SVS of Cresco Labs for each Columbia Care share, subject to adjustments. Additional details of the Columbia Care Transaction will be described in the management information circular and proxy statement that will be mailed to Columbia Care shareholders in connection with a special meeting of Columbia Care shareholders, held to approve this transaction. The Columbia Care Transaction is expected to close during the fourth quarter of 2022.

On March 23, 2022, Cresco entered into a consent agreement with respect to the senior secured term loan (the “Senior Loan”) pursuant to which certain amendments were made to the Senior Loan which are conditional and effective on the closing of the Arrangement (the “Amended Senior Loan”). The Amended Senior Loan permits the Arrangement, Cresco’s assumption of certain Columbia Care debt and certain proposed asset sales in connection with the Arrangement, in each case, on and subject to the terms and conditions of the Amended Senior Loan.

Components of Our Results of Operations

Revenue

We derived approximately 56% of our revenue from company-owned retail dispensary locations for the three months ended March 31, 2022. Retail revenue includes medical and adult-use cannabis sales in the U.S. Revenue from the wholesale of cannabis products to dispensary locations represents the remaining 44%.

Gross profit

Gross profit is calculated as revenue less cost of goods sold (“COGS”). COGS includes the direct costs attributable to the cultivation and production of the products sold and is comprised of the following:

•	Direct labor costs: These expenses include all salaries, benefits and taxes for all employees at the cultivation and manufacturing facilities.

•	Direct supplies: The direct material cost for maintenance of the plants, the supplies and nutrients, the production expenses, packaging costs and equipment used to process marijuana.

•	Facility expenses: The facility expense for the cultivation operations is the cost for the facility, utilities, property taxes, maintenance and costs associated with monitoring the security systems.

•

Other operating expenses: These expenses include all costs associated with the facility itself including insurance, community benefit fees, professional services related to licenses and compliance, uniforms, employee training programs, tracking and inventory management systems, product testing, business development, information technology, license renewal fees and certain excise taxes.

In addition to market fluctuations, cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products. The changes in regulatory environments may create fluctuations in gross profit over comparative periods. Additionally, gross profit may include the cost of inventory required to be marked to fair value as part of purchase accounting in a business combination.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses consist mainly of salary and benefit costs of executive and back-office employees, consulting and professional fees, advertising and marketing, office and retail operation costs, share-based compensation, certain excise taxes, technology, insurance, security, travel and entertainment, rent expense and business expansion costs.

Selling costs generally correlate to revenue. As a percentage of sales, we expect SG&A costs to generally decrease as our revenue increases, with fluctuations in some quarters. Efficiencies associated with scaling the business are expected to drive the decreasing trend, while market conditions and investments in growing the business may contribute to increases as a percentage of sales in some periods.

For the three months ended March 31, 2022 and 2021, SG&A was comprised of the following:

	Three Months Ended March 31,
($ in thousands)	2022	2021
Payroll and employee costs	$39,487	$30,474
Selling and marketing expenses	3,025	7,250
Share-based compensation	6,506	5,595
Depreciation and amortization	4,552	5,642
Excise taxes	4,912	3,950
Facility expenses	7,750	3,821
Consulting and professional fees	4,412	2,806
Computer and software expense	2,650	2,721
Business insurance	2,443	2,130
Rental fees	1,962	1,608
Accounting	2,540	1,991
Legal	3,843	1,537
Travel and employee expenses	1,120	622
Litigation accrual adjustment	513	237
Other expenses	1,391	401

Total Selling, general and administrative expenses	$87,106	$70,785

Other expense

Other expense consists mainly of reoccurring expenses such as gains (losses) on derivative instruments and foreign currency and derivative liabilities on warrants. Also included are ad hoc expenses such as gain (loss) on conversion of investments. These expenses do not generally correlate to revenue and do not include interest expense, net or equity investee income, which when added to other expense, sum to total other expense, net discussed in the “Selected Financial Information” section below.

For the three months ended March 31, 2022 and 2021, Other expense, net consisted of the following:

	Three Months Ended March 31,
($ in thousands)	2022	2021
Unrealized gain (loss) on derivative liabilities—warrants	$375	$(7,649)
Loss on derivative instruments	(5,667)	(11,106)
Gain on provision - loan receivable	738	273
Unrealized loss on investments held at fair value	(1,670)	(1,305)
Loss on disposition	—	(3,343)
Gain on conversion of investment	—	9,324
Gain (loss) on foreign currency	68	(636)
Other (loss) income	(616)	2,102

Total Other expense, net	$(6,772)	$(12,340)

Income Taxes

The Company is classified for U.S. federal income tax purposes as a U.S. corporation under Section 7874 of the Internal Revenue Code (“IRC”). The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries. These permanent differences apply to federal tax and most states; however, the State of California and the State of Arizona do not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its California Franchise Tax Returns and its Arizona Corporate Income Tax Returns.

SELECTED FINANCIAL INFORMATION

The Company reports results of operations of its affiliates from the date that control commences, either through the purchase of the business, through a management agreement or through other arrangements that grant such control. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period.

Summary of Quarterly Results

($ in thousands)	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue, net	$214,391	$217,787	$215,483	$209,975	$178,437	$162,317	$153,298	$94,256
Profit (loss) from operations	20,267	15,557	(264,018)	14,872	16,238	329	24,935	(20,938)
Net (loss) income attributable to Cresco Labs Inc.	(27,381)	(14,732)	(270,645)	(4,827)	(29,393)	(54,636)	15,457	(36,433)
Basic EPS	$(0.09)	$(0.08)	$(1.00)	$(0.02)	$(0.12)	$(0.25)	$0.07	$(0.18)
Diluted EPS	$(0.09)	$(0.08)	$(1.00)	$(0.02)	$(0.12)	$(0.22)	$0.04	$(0.18)

Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our unaudited condensed interim consolidated financial statements and the respective accompanying notes prepared in accordance with GAAP.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended March 31,
($ in thousands)	2022	2021	$Change	% Change
Revenue	$214,391	$178,437	$35,954	20.1%
Cost of goods sold	107,018	91,414	15,604	17.1%

Gross profit	107,373	87,023	20,350	23.4%
Total operating expenses	87,106	70,785	16,321	23.1%
Total other expense, net	(21,135)	(24,838)	3,703	(14.9)%
Income tax expense	(22,807)	(15,524)	(7,283)	46.9%

Net loss[1]	$(23,675)	$(24,124)	$449	(1.9)%

[1]	Net loss includes amounts attributable to non-controlling interests.

Revenue

Revenue for the three months ended March 31, 2022 increased $36.0 million, or 20.1%, compared to the three months ended March 31, 2021. The increase in revenue was primarily driven by the closing of five acquisitions in 2021; Verdant Creations, LLC (“Verdant”), Bluma Wellness Inc. (“Bluma”), Cultivate Licensing, LLC (“Cultivate”), Bay, LLC d/b/a Cure Pennsylvania (“Cure Penn”) and Laurel Harvest Labs, LLC (“Laurel Harvest”). In addition, the Company has seen continued growth in the states where it operated in the first quarter of 2021, with the exception of California, where revenue declined due to a strategic shift to discontinue certain third-party brand sales to focus on Cresco-owned brands.

COGS and Gross profit

COGS for the three months ended March 31, 2022 increased $15.6 million, or 17.1%, compared to the three months ended March 31, 2021. The increase was primarily attributable to year-over-year revenue growth, as well as increases to compensation and facility expenses related to expansions and the acquisitions mentioned above.

Gross profit increased by $20.4 million, or 23.4%, for the three months ended March 31, 2022, compared to the three months ended March 31, 2021, primarily due to the increase in revenue, operating synergies realized through acquisitions and continued efforts to increase cultivation yields.

Total operating expenses

Total operating expenses for the three months ended March 31, 2022 increased $16.3 million, or 23.1%, compared to the three months ended March 31, 2021. The increase in total operating expenses was primarily attributable to significant investments in our team and operational infrastructure to drive strategic initiatives that better position the Company for future growth.

Total other expense, net

Total other expense, net for the three months ended March 31, 2022, decreased $3.7 million, or 14.9%, compared to the three months ended March 31, 2021. Mark-to-market losses on derivative instruments and liability-classified warrants primarily drove the higher expense in the first quarter of 2021, as well as a non-recurring loss on disposal of assets related to the 180 Smoke business (“180 Smoke”). These improvements were partially offset by a prior year non-recurring gain on conversion of investment related to IM Cannabis Corp and a current year increase in interest expense related to the August 2021 debt refinancing, which increased borrowings and interest expense.

Provision for income taxes

Income tax expense for the three months ended March 31, 2022, increased $7.3 million, or 46.9%, compared to the three months ended March 31, 2021. The increase was due to higher gross profit, as well as certain state valuation allowances.

Net (loss)

Net (loss) for the three months ended March 31, 2022, decreased $0.4 million, or 1.9%, compared to the three months ended March 31, 2021. Higher gross profit in the current period, driven by increased revenue and operational efficiencies; was offset by higher operating expenses, income tax expense and interest expense during the quarter.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA are non-GAAP financial measures and do not have standardized definitions under GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspectives and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to and should only be considered in conjunction with, the GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Three Months Ended March 31,
($ in thousands)	2022	2021	$Change	% Change
Net loss[1]	$(23,675)	$(24,124)	$449	(1.9)%
Depreciation and amortization	10,960	10,151	809	8.0%
Interest expense, net	14,363	11,302	3,061	27.1%
Income tax expense	22,807	15,524	7,283	46.9%

EBITDA (non-GAAP)	$24,455	$12,853	$11,602	90.3%

Other expense, net	6,772	12,340	(5,568)	(45.1)%
Loss from equity method investments	—	1,196	(1,196)	100.0%
Fair value mark-up for acquired inventory	5,322	585	4,737	nm [2]
Adjustments for acquisition and other non-core costs	6,694	1,738	4,956	285.2%
Share-based compensation	7,506	6,280	1,226	19.5%

Adjusted EBITDA (non-GAAP)	$50,749	$34,992	$15,757	45.0%

[1]	Net loss includes amounts attributable to non-controlling interests.
[2]	Percentage changes shown as “nm” (not meaningful) are values greater than 399%

Adjusted EBITDA (non-GAAP)

Adjusted EBITDA, a non-GAAP financial measure which excludes depreciation and amortization, net interest expense, income taxes, other expense, share-based compensation, adjustments for acquisition and other non-core costs, loss on equity method investments and adjustments for the fair value of mark-up for acquired inventory, was $50.7 million for the three months ended March 31, 2022, compared to $35.0 million for the three months ended March 31, 2021. The increase in adjusted EBITDA of $15.8 million is due to higher gross profit, partially offset by higher operating expenses to support the growth of the business, both organically and inorganically.

LIQUIDITY AND CAPITAL RESOURCES

Overview

As of March 31, 2022, the Company held $179.3 million in cash and cash equivalents, $2.6 million in restricted cash and $68.6 million of working capital compared to December 31, 2021, where the Company held $223.5 million in cash and cash equivalents, $2.6 million in restricted cash and $133.4 million of working capital. The decrease of $64.8 million in working capital was primarily driven by a decrease of cash and cash equivalents, primarily driven by purchases of property and equipment, partially offset by increased inventory during the period. Total current liabilities also increased by $42.8 million due to a reclassification to short-term deferred consideration from long-term deferred consideration, as well as an increase in Short-term borrowings and accrued expenses, mainly related to increased accrued interest for the Senior Loan (see below) and an increase in income tax payable; which had an unfavorable impact on working capital.

The Company is generally able to access private and/or public financing through, but not limited to, institutional lenders, such as the Senior Loan of $400 million, effective August 12, 2021; private loans through individual investors; and private and public equity raises such as the equity distribution agreement that was announced on April 26, 2021 with Canaccord Genuity Corp. to replace the equity distribution agreement filed in December 2019 due to the expiration of the prior shelf prospectus. Pursuant to this agreement, the Company may, from time to time, sell up to $100 million of its SVS in Canada. On January 14, 2021, the Company announced the commencement of the January 2021 Offering of SVS. The SVS were offered in each of the provinces of Canada, other than Québec and in the U.S. on a private placement basis to “qualified institutional buyers.” The Company expects cash on hand and cash flows from operations, along with the private and/or public financing options discussed, will be adequate to meet capital requirements and operational needs for the next twelve months.

Cash Flows

Operating Activities

Net cash used in operating activities was $3.4 million for the three months ended March 31, 2022, an increase in cash used of $16.4 million compared to $13.0 million of cash provided by operating activities during the three months ended March 31, 2021. The increase in net cash used in operating activities was primarily due to higher working capital requirements in the period, including strategic purchases of certain raw materials inventory.

Investing Activities

Net cash used in investing activities was $34.2 million for the three months ended March 31, 2022, an increase of cash used of $7.4 million compared to $26.8 million used in the three months ended March 31, 2021. The increase in net cash used in investing activities was primarily due an increase in capital spending and a decrease in proceeds from sale-leaseback transactions and tenant improvement allowances, offset partially by a decrease in loans and advances paid.

Financing Activities

Net cash used in financing activities was $6.4 million for the three months ended March 31, 2022, a decrease in cash of $138.6 million compared to cash provided by financing activities of $132.2 million for the three months ended March 31, 2022. The decrease in net cash provided by financing activities was primarily due to proceeds received in the prior year from the January 2021 equity offering and decreased proceeds from the exercise of stock options and warrants.

CONTRACTUAL OBLIGATIONS

As of March 31, 2022, maturities of lease liabilities were as follows:

($ in thousands)	Total	Operating Leases	Finance Leases
2022	$18,733	$14,752	$3,981
2023	24,798	19,367	5,431
2024	25,136	19,530	5,606
2025	26,654	20,897	5,757
2026	26,984	21,086	5,898
Thereafter	210,390	177,234	33,156

Total lease payments	$332,695	$272,866	$59,829

Less: imputed interest	(181,874)	(153,114)	(28,760)
Less: tenant improvement allowance	(5,580)	(4,935)	(645)

Present value of lease liabilities	145,241	114,817	30,424

Less: short-term lease liabilities	(21,137)	(16,897)	(4,240)

Present value of long-term lease liabilities	$124,104	$97,920	$26,184

In addition to the future minimum lease payments disclosed above, the Company is responsible for real estate taxes and common operating expenses incurred by the building or facility in which it leases space. Additionally, the Company will continue to invest in its facilities through construction and other capital expenditures as it expands its footprint in existing and new markets.

In addition to the lease commitments above, the Company has the following contractual obligations as of March 31, 2022:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and Accrued liabilities	$129,247	$—	$—	$129,247
Deferred consideration, contingent consideration and other payables	86,619	—	—	86,619
Deferred consideration and contingent consideration	—	8,607	—	8,607
Long-term notes payable and loans payable and Short-term borrowings	29,202	—	466,076	495,278

Total obligations as of March 31, 2022	$245,068	$8,607	$466,076	$719,751

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

(a)	Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

(b)	Proposed Transactions

On March 23, 2022, the Company announced that it had entered into the Arrangement Agreement with Columbia Care in respect of the Columbia Care Transaction. See “Overview of the Company – Recent Developments.” After giving effect to the Columbia Care Transaction, the Company would have pro forma revenue, without taking into consideration elimination of revenues related to divestitures, based on actual 2021 results, of $1.3 billion. While divestitures are anticipated to be required for state regulatory approval, the scope and financial impact of any divestitures cannot be quantified at this time. After giving effect to the Columbia Care Transaction, Columbia Care Shareholders will hold approximately 35% of the pro forma Cresco Labs Shares (on a fully diluted in-the-money, treasury method basis).

The Columbia Care Transaction has been unanimously approved by the boards of directors of each of the Company and Columbia Care. The Columbia Care Transaction is subject to, among other things, receipt of the necessary approvals of the Supreme Court of British Columbia, the approval of two-thirds of the votes cast by shareholders of Columbia Care at a special meeting of shareholders to approve the Columbia Care Transaction, receipt of the required regulatory approvals, including, but not limited to, approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. As announced on May 16, 2022, the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired, which marks a major step towards closing of the transaction. Approval of the shareholders of the Company is not required in connection with the Columbia Care Transaction.

Shareholders of Columbia Care holding approximately 25% of the voting power of the issued and outstanding shares of Columbia Care have committed to enter into voting and support agreements with the Company to vote in favor of the Columbia Care Transaction.

It is expected that the closing of the Columbia Care Transaction will occur in the fourth quarter of 2022.

RELATED PARTY TRANSACTIONS

(a)	Transactions with Key Management Personnel

Related parties, including key management personnel, hold 91.7 million redeemable units of Cresco Labs, LLC, which is equal to $26.0 million of Non-controlling interests as of March 31, 2022. During the three months ended March 31, 2022 and 2021, 85.3% and 79.8%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel.

(b)	Related Parties - Leases

The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar, Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and will expire in 2027 through 2036.

The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties, where Dominic Sergi, MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During the three months ended March 31, 2022 and 2021, the Company received tenant improvement allowance reimbursements of $1.4 million and $nil, respectively. The Company expects to receive further reimbursements of $0.8 million as of March 31, 2022.

Below is a summary of the expense resulting from the related party lease liabilities for the three months ended March 31, 2022 and 2021:

		Three Months Ended March 31,
($ in thousands)	Classification	2022	2021
Operating Leases
Lessor has minority interest in SLO	Rent expense	$379	$400
Lessor has minority interest in MedMar	Rent expense	73	57
Lessor is an MVS shareholder	Rent expense	296	277
Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$66
Lessor has minority interest in MedMar	Interest expense	69	71
Lessor is an MVS shareholder	Depreciation expense	19	18
Lessor is an MVS shareholder	Interest expense	34	21

Additionally, below is a summary of the right-of-use (“ROU”) assets and lease liabilities attributable to related party lease liabilities as of March 31, 2022 and December 31, 2021:

	As of March 31, 2022		As of December 31, 2021
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in SLO	$6,936	$12,193	$6,996	$11,938
Lessor has minority interest in MedMar	1,498	1,527	1,525	1,549
Lessor is an MVS shareholder	6,205	6,208	6,314	4,867
Finance Leases
Lessor has minority interest in MedMar	$2,263	$2,610	$2,137	$2,457
Lessor is an MVS shareholder	597	1,049	616	1,063

During the three months ended March 31, 2022 and 2021, the Company recorded interest expense on finance liabilities of $0.1 million. As of March 31, 2022 and December 31, 2021, the Company had finance lease liabilities totaling $1.5 million. All finance liabilities outstanding are due to an entity controlled by an MVS shareholder.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of March 31, 2022 and December 31, 2021, due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels valuing these assets during the three months ended March 31, 2022.

The following tables summarize the Company’s financial instruments as of March 31, 2022 and December 31, 2021:

	March 31, 2022
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$179,320	$—	$—	$—	$179,320
Restricted cash[1]	2,600	—	—	—	2,600
Security deposits	3,942	—	—	—	3,942
Accounts receivable, net	48,691	—	—	—	48,691
Loans receivable, long-term	1,234	—	—	—	1,234
Investments	—	3,001	627	660	4,288
Financial Liabilities:
Accounts payable	$33,285	$—	$—	$—	$33,285
Accrued liabilities	95,962	—	—	—	95,962
Short-term borrowings	29,202	—	—	—	29,202
Current portion of lease liabilities	21,137	—	—	—	21,137
Deferred consideration, contingent consideration and other payables, short-term	5	10	—	86,604	86,619
Derivative liabilities, short-term	—	—	—	809	809
Lease liabilities	124,104	—	—	—	124,104
Deferred consideration and contingent consideration, long-term	—	—	—	8,607	8,607
Long-term notes payable and loans payable	466,076	—	—	—	466,076

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, facility requirements and building improvements.

	December 31, 2021
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$223,543	$—	$—	$—	$223,543
Restricted cash[1]	2,559	—	—	—	2,559
Security deposits	3,941	—	—	—	3,941
Accounts receivable, net	43,379	—	—	—	43,379
Loans receivable, short-term	747	—	—	565	1,312
Loans receivable, long-term	505	—	—	—	505
Investments	—	4,710	542	660	5,912
Financial Liabilities:
Accounts payable	$32,278	$—	$—	$—	$32,278
Accrued liabilities	95,442	—	—	—	95,442
Short-term borrowings	19,928	—	—	—	19,928
Current portion of lease liabilities	20,792	—	—	—	20,792
Deferred consideration, contingent consideration and other payables, short-term	5	12	—	71,816	71,833
Derivative liabilities, short-term	—	—	—	1,172	1,172
Lease liabilities	118,936	—	—	—	118,936
Deferred consideration and contingent consideration, long-term	—	—	—	17,651	17,651
Long-term notes payable and loans payable	465,079	—	—	—	465,079

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or a third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of March 31, 2022 and December 31, 2021 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in its key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but have not yet been voted on within the U.S. Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of March 31, 2022, the Company had working capital (defined as current assets less current liabilities) of $68.6 million. The Company will continue to raise capital as needed to fund operations and expansion.

(d)	Market Risk

(i)	Currency Risk

The operating results and balance sheet of the Company are reported in USD. As of March 31, 2022 and December 31, 2021, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded $0.1 million in foreign exchange gains and $0.7 million in foreign exchange losses during the three months ended March 31, 2022 and 2021, respectively.

As of March 31, 2022 and December 31, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate by 10% would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net of $0.1 million. The Company’s Senior Loan accrues at a rate of 9.5% per annum and has an effective interest rate of 11.0%.

(iii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent considerations that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease to Deferred consideration, contingent consideration and other payables; Derivative liabilities, long-term; and Deferred consideration and contingent consideration with a corresponding change to Other expense, net. As of March 31, 2022 and 2021, an increase or decrease in stock price by 10% would result in an unfavorable impact of $0.5 million or a favorable impact of $0.3 million.

(iv)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to IRC Section 280E, which bars businesses from deducting all expenses except their COGS when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.

(v)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes could have a material adverse impact on the goals and operations of the business as a whole.

(vi)	Novel Coronavirus (“COVID-19”) Risk

COVID-19 was declared a pandemic by the World Health Organization on March 12, 2020. During the fourth quarter of 2020, the first vaccine utilized to prevent coronavirus infection was approved by the U.S. Food and Drug Administration (“U.S. FDA”). As of March 31, 2022, the vaccine is widely available, however, there remains significant economic uncertainty and, consequently it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

SUMMARY OF OUTSTANDING SHARE AND SHARE-BASED DATA

Cresco has the following securities issued and outstanding, as of March 31, 2022:

Securities	Number of Shares (in thousands)
Issued and Outstanding
Super Voting Shares	500
Subordinate Voting Shares[1]	272,636
Proportionate Voting Shares[2]	20,472
Special Subordinate Voting Shares[3]	1
Redeemable Shares	107,740
Warrants	9,520
Stock Options	24,841
Restricted Stock Units	4,168

[1]	SVS includes shares pending issuance or cancellation
[2]	PVS presented on an “as-converted” basis to SVS (1-to-200)
[3]	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

Federal Regulatory Environment

Canadian-Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the U.S. as permitted within a particular state’s regulatory framework. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents.

In accordance with Staff Notice 51-352, Cresco Labs will evaluate, monitor and reassess the disclosures contained herein and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. As a result of the Company’s operations, it is subject to Staff Notice 51-352 and accordingly provides the following disclosure:

Cresco Labs currently directly derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of March 31, 2022, the Company is directly involved (through licensed subsidiaries) in both the medical and adult-use cannabis industry in the states of Illinois, Pennsylvania, Ohio, California, Arizona, New York, Maryland, Massachusetts, Michigan and Florida as permitted within such states under applicable state law which states have regulated such industries.

The cultivation, sale and use of cannabis is illegal under federal law pursuant to the U.S. Controlled Substance Act of 1970 (“CSA”). Under the CSA, the policies and regulations of the U.S. Federal Government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the Cole Memo (the “Memo”). The Memo previously provided guidance to prioritize a limited scope of federal enforcement including the prevention of the distribution of marijuana to minors, revenue from the sale of marijuana from going to criminal enterprises, diversion of marijuana from states where it is legal under state law in some form to other states, state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity, violence and the use of firearms in the cultivation and distribution of marijuana, drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use, the growing of marijuana on public lands and marijuana possession or use on federal property. With the Memo rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis-related violations of U.S. Federal Law. If the Department of Justice policy was to aggressively pursue financiers or equity owners of cannabis-related business and U.S. Attorneys followed such Department of Justice policies through pursuing prosecutions, then the Company could face, (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of the Company who are not U.S. citizens face the risk of being barred from entry into the U.S. for life. The Rohrabacher–Farr amendment (also known as the Rohrabacher–Blumenauer amendment) prohibits the Department of Justice from spending funds to interfere with the implementation of state medical cannabis laws. It first passed the U.S. House of Representatives in May 2014 and became law in December 2014 as part of an omnibus spending bill. The passage of the amendment was the first time either chamber of Congress had voted to protect medical cannabis patients and is viewed as a historic victory for cannabis reform advocates at the federal level. The amendment does not change the legal status of cannabis and must be renewed each fiscal year in order to remain in effect. Since 2015, Congress has used a rider provision in the Consolidated Appropriations Acts (currently the Joyce Amendment, but previously called the Rohrabacher-Blumenauer Amendment and before that the Rohrabacher-Farr Amendment) to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against state-compliant actors in jurisdictions that have legalized medical cannabis and cannabis-related activities. The Joyce Amendment was again included in the most recent annual appropriations bill. Additionally, the Blumenauer-McClintock-Norton-Lee amendment had been under consideration. This amendment would have extended the protections of the Joyce Amendment to adult-use businesses. However, the Blumenauer-McClintock-Norton-Lee amendment was not included in the appropriations bill that was passed by Congress on March 10, 2022 and signed by President Biden on March 15, 2022. The Blumenauer-McClintock-Norton-Lee amendment is expected to again be under consideration for inclusion in the next annual appropriations bill.

Unless and until the U.S. Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. Federal Government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected.

Despite the current state of the federal law and the CSA, the states of Alaska, Arizona, California, Colorado, Connecticut, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia, Washington and the District of Columbia, have legalized adult-use of cannabis. During the November 2020 election, voters in Arizona, New Jersey, South Dakota and Montana passed adult-use marijuana measures to allow for the sale of recreational marijuana in those states. South Dakota and Mississippi voters passed initiatives to allow medical marijuana. On February 8, 2021, South Dakota circuit court judge Christina Klinger rejected the measure approved by voters in the November election noting that it is a violation of the state’s requirement that constitutional amendments deal with one subject and would have broad changes to the state government. In April 2021, the South Dakota Supreme Court began hearing oral arguments on the constitutionality of the ballot initiative. In November 2021, the South Dakota Supreme Court upheld the lower court’s decision and ruled in a 4-1 decision that the adult-use ballot measure violated the state’s requirement that constitutional amendments deal with just one subject. While the Supreme Court’s ruling prevented the legalization of adult-use cannabis pursuant to the 2020 ballot initiative, in February 2022, the South Dakota Senate passed bills that would legalize and tax adult-use cannabis. The state’s implementation of its medical cannabis program was not affected by the decision. Although the District of Columbia voters passed a ballot initiative in November 2014, no commercial recreational operations exist because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers. The budget rider preventing adult-use sales in the District of Columbia remained in place for the 2022 federal budget. Early in 2021, the government moved to rectify the situation through local legislation. Two separate bills were introduced: Mayor Muriel Bowser’s Safe Cannabis Sales Act of 2021 and Councilmember Phil Mendelson’s Comprehensive Cannabis Legalization and Regulation Act of 2021. A public hearing on D.C. Council Chair Mendelson’s bill was held on November 19, 2021, which was the D.C. Council’s first hearing on a bill to legalize adult-use cannabis sales. However, should these bills pass, they could not be implemented until the congressional rider on DC’s appropriations bill, prohibiting DC from using any funds to implement and regulate adult-use cannabis sales in DC, is lifted. On May 7, 2021, the Mississippi Supreme Court overturned the voter-approved initiate to legalize medical marijuana in Mississippi after legal challenges arguing the constitutional amendment violated procedural rules for placing measures on the ballot. However, following the state Supreme Court’s action, legislators took up the medical marijuana issue and on February 2, 2022, the governor of Mississippi signed a bill legalizing medical marijuana in the state.

In addition, over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis, provided that there are strict purchasing or possession limits. However, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local government authorities will not limit the applicability of state laws within their respective jurisdictions.

The Company’s objective is to capitalize on the opportunities presented as a result of the changing regulatory environment governing the cannabis industry in the U.S. Accordingly, there are significant risks associated with the business of the Company. Unless and until the U.S. Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current federal law and the business of the Company may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the U.S.

For these reasons, the Company’s investments in the U.S. cannabis market may subject the Company to heightened scrutiny by regulators, stock exchanges, clearing agencies and other Canadian authorities. There are risks associated with the business of the Company. See sections “Risk Factors,” “General Development of the Business” and “Description of the Business” in the Annual Information Form for the year ended December 31, 2021, filed on SEDAR.

On November 20, 2019, the House Judiciary Committee approved the Marijuana Opportunity Reinvestment and Expungement Act of 2019 (the “MORE Act”) by a 24 to 10 vote. The MORE Act would decriminalize and remove Cannabis as a Schedule I controlled substance. In April 2021, days before a floor vote in the U.S. House of Representatives, the MORE Act was stalled due to a late added amendment. While the main thrust of the bill remained intact, including a tax to fund programs to repair the harms of the drug war, a provision was added requiring a federal permit to operate a “cannabis enterprise” along with restrictions that could ban people with prior marijuana convictions from being eligible. Advocates viewed the amendment as problematic as it allows for federal cannabis permits to be suspended or revoked if a person has a past or current legal proceeding related to a felony violation of any state or federal cannabis law. Following the Judiciary Committee approval in November, 2019, the MORE Act was passed by the House by a vote of 228-164 in December 2020. The bill did not advance in the U.S. Senate. The bill was reintroduced by Representative Nadler (D-NY 10th Dist.) in May 2021. On September 30, 2021, the MORE Act passed the House Judiciary Committee by a vote of 26-15. Two Republicans joined all of the committee’s Democratic members to move the bill forward. On April 1, 2022, the U.S. House of Representatives passed the MORE Act once again. On April 4, 2022, the bill was received in the Senate and read twice and referred to the Committee on Finance.

On April 19, 2021, the SAFE Banking Act of 2019 (the “SAFE Banking Act” or “SAFE”) again passed the U.S. House of Representatives by a 321 – 101 vote. Management believes, based on currently available information, that the likelihood of the SAFE Banking Act’s passage is high, however, the particular timing and legislative vehicle is still unknown. The U.S. Senate has declined to bring the SAFE Banking Act up for a vote due to pending comprehensive federal reform legislation from Senate Majority Leader Chuck Schumer (D-NY), Senate Finance Committee Chair Ron Wyden (D-OR) and Senate Judiciary Criminal Justice and Counterterrorism Subcommittee Chair Cory Booker (D-NJ). The provisions of SAFE were offered by Congressman Earl Perlmutter (D-CO) as an amendment to the House version of the Defense Authorization Act (NDAA/H.R. 4350), which passed the House on September 23, 2021. However, the Senate’s version of the bill did not include SAFE and the compromised NDAA language also failed to include SAFE. On January 28, 2022, Rep. Ed Perlmutter (D-CO) filed an amendment to the America COMPETES Act, HR 4521, which incorporated the SAFE Banking language into the bill. The America COMPETES Act relates to high-tech investment incentives and programs. On February 1, 2022, Rep. Perlmutter’s SAFE Banking amendment was considered by the House Rules Committee and included in the America COMPETES Act. The America COMPETES act passed the House on February 4, 2022, with SAFE banking included. The House and Senate will determine the content of the final bill and whether SAFE’s language will be included through a conference committee process in which the final content of the bill is negotiated by members of both the House and Senate and both political parties. The bicameral conference committee process is expected to continue into the summer of 2022.

On February 1, 2021, Leader Schumer and Senators Wyden and Booker issued a joint statement announcing the imminent release of comprehensive cannabis reform legislation which stated, “We will release a unified discussion draft on comprehensive reform to ensure restorative justice, protect public health and implement responsible taxes and regulations.”

On May 5, 2021, U.S. Representatives David Joyce (R-OH) and Don Young (R-AK) introduced the Republican reform proposal called the Common Sense Cannabis Reform for Veterans, Small Businesses and Medical Professionals Act.

On July 14, 2021, Leader Schumer and Senators Wyden and Booker released the Cannabis Administration and Opportunity Act, a 163-page discussion draft bill, alongside a 30-page summary document, which effectively deschedules cannabis, provides restorative justice for past cannabis-related convictions and establishes a federal regulatory system within the FDA for cannabis products. In addition to the aforementioned provisions, the bill also maintains state authority to establish individual cannabis policies and establishes a federal tax on cannabis products. Stakeholder comments were submitted to the Sponsoring Offices on or before the requested deadline of September 1, 2021. The Sponsoring Offices are currently considering those comments and are expected to amend the discussion draft bill before filing the same. It is unclear when the bill will be filed. Initially, indications were that the bill would be unveiled in April 2022. However, Leader Schumer stated in April 2022 that he anticipates the bill will be introduced before the congressional August 2022 recess.

On November 15, 2021, Rep. Nancy Mace (R-SC) introduced the States Reform Act. The bill, if enacted, would legalize cannabis at the federal level by removing from the Controlled Substances Act and provide some deference to the states and state programs. The bill defers to the states to prohibit or commercially regulate adult-use cannabis within their borders. In addition to state regulation, cannabis would generally be regulated at the federal level in manner similar to alcohol, including by the U.S. FDA, the U.S. Department of Agriculture and the Alcohol and Tobacco Tax and Trade Bureau, which would be renamed the Bureau of Alcohol, Tobacco and Cannabis Tax and Trade Bureau.

The States in Which We Operate, Their Legal Framework and How it Affects Our Business

Illinois Operations

The Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with a debilitating medical condition access to medical cannabis, became effective January 1, 2014. There were over forty-one (41) qualifying conditions as part of the initial medical program.

The Opioid Alternative Pilot Program launched on January 31, 2019 and allows patients that receive or are qualified to receive opioid prescriptions access to medical cannabis as an alternative in situations where an opioid could generally be prescribed. Under this program, patients with doctor approval can receive near-immediate access to cannabis products from an Illinois licensed dispensary. The Opioid Alternative Pilot Program eliminates the previously required fingerprinting and background checks that often delay patients’ access to medical cannabis by up to three months.

In January 2019, J.B. Pritzker was sworn into office as Governor of Illinois. Cresco Labs’ CEO and co-founder, Charles Bachtell, was appointed to the Cannabis Legalization Subcommittee of the Governor’s transition team. Cannabis Legalization was one of four subcommittees under the Governor’s Restorative Justice and Safe Communities Transition Committee. The primary goals of the Cannabis Legalization Subcommittee were to evaluate and develop implementation recommendations for the Governor’s platform on legalizing cannabis.

In June 2019, the Illinois House of Representatives and Senate passed Senate Bill 2023 which added eleven (11) additional debilitating illnesses such as chronic pain, migraines and irritable bowel syndrome to the list of qualifying medical conditions. This bill was signed into law in August 2019 by Governor J.B. Pritzker.

Additionally, in June 2019, Governor Pritzker signed the Cannabis Regulation and Taxation Act into law, making Illinois the 11th state to legalize recreational cannabis. Adult-use sales of cannabis in Illinois began on January 1, 2020.

Cresco Labs is licensed to operate in the State of Illinois as a medical and adult-use cultivator and product manufacturer. Phoenix Farms, LLC (“Phoenix”), PDI Medical III, LLC (“PDI”), FloraMedex, LLC (“FloraMedex”), MedMar Lakeview, LLC (“MedMar Lakeview”) and MedMar Rockford, LLC (“MedMar Rockford”) are each licensed to operate retail dispensaries in the State of Illinois. Further, each of these medical dispensary licenses allowed for one (1) additional adult-use dispensary license, for a total of ten (10) dispensary locations in the State of Illinois, which are all now open and branded as Sunnyside* dispensaries. In November 2021, the Company relocated its Sunnyside* dispensaries in Buffalo Grove and Lakeview (Chicago) to larger facilities. The new 10,000 square-foot Sunnyside* Lakeview location is approximately 400 feet from Wrigley Field, the home of the Chicago Cubs, making it the closest cannabis dispensary in the country to a national sports stadium. Under applicable laws, the licenses permit Cresco Labs and its subsidiaries to collectively cultivate, manufacture, process, package, sell and purchase cannabis pursuant to the terms of the licenses, which are issued by the Illinois Department of Agriculture (“IDOA”) and the Illinois Department of Financial and Professional Regulation (“IDFPR”) under the provisions of the Illinois Revised Statutes 410 ILCS 130 and 410 ILCS 705. All licenses are, as of the date hereof, active with the State of Illinois, including three (3) transportation licenses. There are currently seven (7) categories of licenses in Illinois: (i) medical cultivation/processing; (ii) adult-use cultivation/processing; (iii) dual use (medical plus adult-use) dispensary; (iv) adult-use dispensary; (v) craft grower; (vi) infuser; and (vii) transporting. The licenses are independently issued for each approved activity.

All cultivation/processing establishments and transporters must register with the IDOA and all dispensaries must register with the IDFPR. If applications contain all required information and after vetting by officers, establishments are issued a registration certificate. Registration certificates for medical cannabis operations are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. Registration certificates for adult-use operations are valid for a period of two (2) years and are subject to renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the IDOA or IDFPR and include a renewal form. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Illinois cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Illinois cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The retail dispensary licenses held by Phoenix, PDI, FloraMedex, MedMar Lakeview and MedMar Rockford permit the Company to purchase cannabis and cannabis products from cultivation/processing facilities, craft growers and infusers and allows the sale of cannabis and cannabis products to registered patients and adult-use customers. As of March 31, 2022, the Company has opened ten (10) Sunnyside* dispensary locations in Illinois, the maximum allowed by the State of Illinois. Two (2) of the ten (10) are located within the City of Chicago.

The Cannabis Regulation and Tax Act mandates that the IDOA issue up to 40 craft grower licenses and up to 40 infuser licenses in addition to transporting licenses by July 1, 2020. The Act further requires the IDOA to issue up to 60 craft grower licenses by December 21, 2021 and states the IDOA may also issue up to 60 infuser licenses by the same date. On August 2, 2021, the IDOA announced that it had issued 32 initial craft grower licenses, 28 infuser licenses and 9 transporter licenses. The IDOA also announced that some applicants that received a Notice of Award for craft grower and infuser licenses requested and received an extension from the IDOA to submit their licensing fee and other documents, meaning other licenses would be awarded. It had not issued craft grower, infuser, or transporter licenses before that time. The IDOA later stated that it would be selecting the next round of licensees (up to 60 craft grower licenses and up to 60 infuser licenses to be awarded by December 21, 2021) from the group of remaining applicant pool. The Cannabis Regulation and Tax Act also requires the award of conditional adult-use dispensing licenses by the IDFPR. The issuance of additional craft grower licenses has been delayed by litigation but is anticipated to occur in 2022. Currently, there are 40 licensed craft growers, 52 licensed infusers and 82 licensed transporters in the state. On September 3, 2021, the IDFPR announced the results of several lotteries to award 185 conditional adult-use dispensing licenses that have been part of an application process since early 2020. However, as a result of a series of lawsuits, those licenses have not yet been formally awarded. Further, the IDFPR announced its intention to conduct an additional lottery to award conditional adult-use dispensing organization licenses and resolve the pending litigation. Additionally, in March 2022, IDFPR promulgated proposed rules that would govern the issuance of at least 50 additional conditional adult-use dispensing organization licenses in the state by lottery in 2022. The public comment period regarding those proposed rules is currently open.

The three (3) medical cultivation licenses held by Cresco Labs permit it to acquire, possess, cultivate, manufacture/process into edible medical cannabis products and/or cannabis marijuana-infused products, deliver, transfer, have tested, transport, supply or sell cannabis and related supplies to medical cannabis dispensaries. In September 2019, the three (3) cultivation facilities were approved for growing adult-use cannabis by the IDOA, for a total cultivation capacity of 600,000 square feet, the maximum allowed by law.

Pennsylvania Operations

The Pennsylvania medical marijuana program was signed into law on April 17, 2016 under Act 16 and provided access to state residents with one (1) of twenty-one (21) qualifying conditions. The state, which consists of over 12 million U.S. citizens and qualifies as the fifth largest population in the U.S., operates as a high-barrier market with very limited market participation. The state originally awarded only twelve (12) licenses to cultivate/process and twenty-seven (27) licenses to operate retail dispensaries (which entitled holders up to three (3) medical dispensary locations). Out of the hundreds of applicants in each license category, Cresco Yeltrah, LLC (“Yeltrah”) was awarded one (1) medical cannabis cultivation and processing center license in Pennsylvania and one (1) dispensary license allowing three (3) dispensary locations in Pennsylvania. Cresco Labs was awarded the second highest overall score during the application process. On June 30, 2021, Pennsylvania Governor Tom Wolf signed into law PA HB 1024, amending Act 16. HB 1024 implemented several changes to Act 16 including but not limited to the ability for grower/processors to obtain and transport bulk post-harvest plant material between grower/processors to process medical marijuana. The amendatory legislation also expanded the list of qualifying conditions, permits limited remediation of cannabis flower, requires the Department of Agriculture to update its list of approved pesticides and expands the number of clinical registrants and affords clinical registrants with the same rights as grower/processors.

Retail sales commenced in February 2018 to a limited number of retail locations across the state. On February 15, 2018, Yeltrah was the first cultivator/processor to release product into the Pennsylvania market (approximately six (6) weeks ahead of any other producer) and its dispensary was the first to sell product to patients in the state.

On March 22, 2018, it was announced that the final phase of the Pennsylvania medical marijuana program would initiate its rollout, which would include thirteen (13) additional cultivation/processing licenses and twenty-three (23) additional dispensary licenses. The application period ran from April 2018 through May 2018. Yeltrah submitted additional dispensary applications and in December 2018 one (1) additional dispensary license was obtained to open three (3) additional dispensary locations, for a total of six (6) dispensary locations in the State of Pennsylvania. All six (6) dispensary locations are currently operational.

Under applicable laws, the licenses permit Yeltrah to cultivate, manufacture, process, package, sell and purchase medical marijuana pursuant to the terms of the licenses, which are issued by the Pennsylvania Department of Health (“PDOH”) under the provisions of Medical Marijuana Act (35 P.S. §10231.101 — 10231.2110) and Chapters 1141, 1151 and 1161 of the Pennsylvania regulations. The PDOH is currently in the process of revising its medical regulations, which are expected to be finalized in the second quarter of 2022. There are three (3) categories of licenses in Pennsylvania: (i) grower/processer, (ii) dispensary and (iii) clinical registrant. The Yeltrah licenses are independently issued for each approved activity for use at Yeltrah facilities in Pennsylvania.

All grower/processor establishments and all dispensaries must register with the PDOH. Registration certificates are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Pennsylvania cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Pennsylvania cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The retail dispensary licenses permit Yeltrah to purchase marijuana and marijuana products from grower/processer facilities and allows the sale of marijuana and marijuana products to registered patients. The medical grower licenses permit Yeltrah to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries.

On November 25, 2021, Cresco Labs completed its acquisition of Cure Penn for aggregate consideration of $89.0 million. The acquisition added one (1) additional dispensary license, which allowed for three (3) additional dispensary locations in the State of Pennsylvania. All three (3) dispensary locations are operational and have been rebranded as Sunnyside* dispensaries in the first quarter of 2022.

In December of 2021, Cresco closed the acquisition of Laurel Harvest for consideration equal to $136.7 million. Laurel Harvest’s permit is a Clinical Registrant permit license (“CR”). A CR permittee is required to have a contractual relationship with an academic clinical research center under which the academic or clinical research center provides advice to the permit holder regarding patient health and safety, medical applications and dispensing and management of controlled substances, among other things. Laurel Harvest has a contractual relationship with Temple University, which has established one of the most sophisticated cannabis research programs in the country. A CR permittee is approved by the PDOH to hold a permit as both a grower/processor and a dispensary. The Laurel Harvest cultivation and processing facility is currently under construction in Mt. Joy. Laurel Harvest currently has one (1) operational dispensary in Montgomeryville. The CR permit entitles Laurel Harvest to an additional five (5) dispensary locations throughout the Commonwealth. In the first quarter of 2022, one (1) dispensary was rebranded as a Sunnyside* dispensary.

On September 25, 2019, Pennsylvania Governor Tom Wolf held a press conference to announce that a majority of Pennsylvania citizens were in favor of adult-use cannabis. He called on the General Assembly to consider the legalization of adult-use cannabis and provided additional actions to seek a path forward. On October 13, 2020, the Governor reaffirmed his support for adult-use cannabis and discussed the economic growth potential and restorative justice benefits of legalizing adult-use cannabis. On January 28, 2021, Governor Wolf further reiterated his support for adult-use cannabis and called for legalization in his 2021 agenda. On February 24, 2021, Senator Dan Laughlin, (R-Erie County) joined by Senator Sharif Street, (D-Philadelphia), announced the intent to file bipartisan legislation to legalize adult-use cannabis in the Commonwealth of Pennsylvania. Since the announcement by Senators Laughlin and Street, on September 28, 2021, Representatives Jake Wheatley (D) and Dan Frankel (D) introduced an adult-use bill. Additionally, on October 6, 2021, Representative Amen Brown (D) and Senator Mike Regan (R) announced their intention to file an adult-use bill of their own.

On February 4, 2022, the PDOH’s Office of Medical Marijuana released a statement announcing that it was ordering the recall of certain vape medical marijuana products containing some added ingredients that had not been approved for inhalation by the U.S. FDA. This recall effected three vape product formulations sold by Cresco entities in Pennsylvania. The Company has reviewed the pertinent facts and completed its assessment of the potential impact of the recall, concluding no material impact to the consolidated financial position, results of operations, or cash flows.

Ohio Operations

House Bill 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program (“OMMCP”) allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. House Bill 523 required that the framework for the OMMCP become effective as of September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product.

The three (3) following state government agencies are responsible for the operation of OMMCP: (1) the Ohio Department of Commerce is responsible for overseeing medical marijuana cultivators, processors and testing laboratories; (2) the State of Ohio Board of Pharmacy (“Ohio Pharmacy Board”) is responsible for overseeing medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana and coordinating the Medical Marijuana Advisory Committee; and, (3) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended.

Several forms of medical marijuana are legal in Ohio, these include: inhalation of marijuana through a vaporizer (not direct smoking), oils, tinctures, plant material, edibles, patches and any other forms approved by the Ohio Pharmacy Board.

On June 4, 2018, the Ohio Pharmacy Board awarded 56 medical marijuana provisional dispensary licenses. The licenses were awarded after an extensive review of 376 submitted dispensary applications.

By rule, the Ohio Pharmacy Board was limited to issuing up to sixty (60) dispensary licenses across the state but will had the authority to increase the number of licenses. The Ohio Pharmacy Board recently opened up a new application period for dispensaries, increasing the potential number of dispensaries in the state to 130. However, the Ohio Pharmacy Board left unchanged a regulation that limits the number of dispensary certificates of operation that a single owner can hold at five (5). Per the program rules, the Ohio Pharmacy Board will consider, on at least a biennial basis, whether enough medical marijuana dispensaries exist, considering the state population, the number of patients seeking to use medical marijuana and the geographic distribution of dispensary sites.

Cresco Labs Ohio, LLC (“Cresco Labs Ohio”) was awarded one (1) dispensary license located in Wintersville, Ohio. The dispensary license permits Cresco Labs Ohio to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients. On December 12, 2018, Cresco Labs Ohio was granted the first dispensary Certificate of Operation in the state. Retail sales commenced on January 16, 2019, with the first cannabis sale taking place at the Wintersville dispensary. This was the second state medical marijuana program in which the Company was first to market.

Cresco Labs Ohio applied for and, on November 30, 2017, received one (1) cultivation license. Cresco Labs Ohio’s cultivation facility is a hybrid greenhouse structure located in Yellow Springs, Ohio. The medical cultivation license authorizes Cresco Labs Ohio to grow, harvest, package and transport medical marijuana products.

On June 8, 2020, Cresco Labs Ohio was granted a provisional processing license by the State of Ohio. This license allows Cresco Labs Ohio to extract oils and manufacture products from cannabis which will now provide the Company the ability to sell its entire brand portfolio in Ohio. Cresco Labs Ohio received its Certificate of Operation to begin processing activities on June 11, 2021.

Ohio cultivation and processor licenses are renewable annually by the Ohio Department of Commerce (“ODOC”). Renewal applications are due at least 30 days prior to the expiration date of the Certificate of Operation. The ODOC shall grant a renewal if the renewal application was timely filed, the annual fee was timely paid, there are no reasons warranting denial of the renewal and the cultivator/processor passes inspection. Ohio dispensary licenses expire biennially on the date identified on the certificate. Renewal information, including a renewal fee, must be submitted at least 45 days prior to the date the existing certificate expires. If the dispensary is operated in compliance with Ohio dispensary regulations and the renewal fee is paid, the Ohio Pharmacy Board shall renew the Certificate of Operation within 45 days after the renewal application is received. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Ohio cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Ohio cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On February 16, 2021, the Company closed on the acquisition of Verdant for total consideration of $25.0 million. The acquisition added dispensaries in Cincinnati, Chillicothe, Newark and Marion, Ohio. This acquisition brought the Company’s dispensary presence in Ohio to five (5), the maximum allowed by the State of Ohio.

On January 28, 2022, Secretary of State Frank LaRose announced that the Coalition to Regulate Marijuana Like Alcohol had submitted enough valid signatures to trigger an “initiated statute” process, which places the group’s adult-use cannabis statute before the legislature. Lawmakers have four (4) months to act on the bill. On April 20, 2022, two Democratic lawmakers separately filed a bill to legalize adult-use cannabis, which mirrors the ballot initiative’s adult-use legislation. If the bill is amended or not acted upon, the coalition can accept the legislature’s response or gather enough signatures to place the question of adult-use cannabis legalization on the general election ballot in November 2022.

California Operations

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996 (“CUA”). This legalized the use, possession and cultivation of medical marijuana by patients with a physician’s recommendation.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three (3) bills collectively known as the “Medical Cannabis Regulation and Safety Act” (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the “Adult-Use of Marijuana Act” (“AUMA”) creating an adult-use marijuana program for adults 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses in the State of California. MAUCRSA went into effect on January 1, 2018. Until recently, the four (4) agencies that regulated marijuana at the state level are the Bureau of Cannabis Control (“BCC”), the California Department of Food and Agriculture (“CDFA”), the California Department of Public Health (“CDPH”) and the California Department of Tax and Fee Administration (“CDTFA”). On July 12, 2021, California Governor Gavin Newson signed into law Assembly Bill 141 (AB-141), which established the Department of Cannabis Control (“DCC”). The DCC consolidates the BCC, CDFA’s CalCannabis Licensing Division and CDPH’s Manufactured Cannabis Safety Branch into a single department. The DCC is charged with licensing, inspecting and providing regulatory oversight over all cannabis businesses in California.

In order to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requirement limits license holders to operate only in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine if they will have a marijuana licensing program and determine the number of licenses they will issue to marijuana operators.

California Operations — SLO Cultivation, Inc. (“SLO”) and CannaRoyalty Corp. d/b/a Origin House (“Origin House”)

On June 7, 2018, Cresco Labs acquired a 60% ownership interest in SLO. On September 27, 2018, Cresco acquired a further 20% ownership interest in SLO bringing its total ownership to 80%. SLO operates cannabis facilities in the cities of Carpinteria (Santa Barbara County) and Mendota (Fresno County). SLO is licensed to cultivate, process, manufacture and distribute medical and adult-use cannabis in the State of California pursuant to the terms of the licenses.

On January 8, 2020, Cresco Labs acquired all of the issued and outstanding shares of Origin House, a leading distributor and provider of brand support services in California. The combined entity is one of the largest vertically-integrated multi-state cannabis operators in the U.S.; a leading North American cannabis company, by footprint; and one of the largest cannabis brand distributors.

California state and local licenses are renewed annually. Each year, licensees are required to submit a renewal application. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner and there are no material violations noted against the applicable license, the Company would expect to receive the applicable renewed license in the ordinary course of business. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company in California and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is licensed to cultivate, manufacture and distribute medical and adult-use cannabis and cannabis-related products:

Mendota (Fresno County)

•	SLO has been issued one (1) annual license for Type 7 (Volatile Solvent Extraction).

•	SLO has been issued one (1) provisional license for Type 11 (Distribution).

•	SLO submitted an annual application for a Type 11 (Distribution) license to the state regulator and is awaiting approval for this annual application.

Carpinteria (Santa Barbara County)

•	SLO has been issued the following provisional licenses:

•	Twenty-three (23) Cultivation: Small Mixed-Light Tier 1 licenses.

•	One (1) Nursery license: allowing for the production of clones, immature plants, seeds and other agricultural products used specifically for the propagation and cultivation of cannabis.

•	One (1) Processor license: allowing for the harvesting, drying, curing, grading or tanning of cannabis, as well as the packaging and labeling of certain non-manufactured cannabis products.

•	SLO submitted annual applications for the three (3) listed license types to the state regulator and is awaiting approval of these annual applications.

West Sacramento (Yolo County)

•	Origin House has been issued one (1) provisional Type 11 (Distribution) license.

•	Origin House submitted an annual application for the one (1) listed license type to the state regulator and is awaiting approval for this annual application.

La Habra (Orange County)

•	Origin House has been issued one (1) provisional Type 11 (Distribution) license.

•	Origin House submitted an annual application for the one (1) listed license type to the state regulator and is awaiting approval for this annual application.

Unincorporated Sonoma (Sonoma County)

•	Origin House has been issued one (1) provisional Cultivation, Medium Indoor license.

•	Origin House has been issued one (1) provisional Processor license.

•	Origin House has been issued one (1) provisional Type 11 (Distribution) license.

•	Origin House has been issued one (1) provisional Cultivation, Small Indoor license.

•	Origin House submitted annual applications for the four (4) listed license types to the state regulator and is awaiting approval for these annual applications.

In addition to the thirty-three (33) active licenses listed above, the Company continues to pursue new state license opportunities and recently applied for an additional Type 11 (Distribution) license and an additional Nursery license for the Unincorporated Sonoma (Sonoma County) locations.

During the year ended December 31, 2021, the Company mutually terminated an agreement for exclusive distribution rights with a third-party vendor, which resulted in the impairment of the remaining net book value of a market-related intangible of $0.8 million. Additionally, management determined that the Company’s shift in strategy to reduce third-party distribution in California was an indicator of impairment for associated assets. Certain trade names and customer relationship intangibles with remaining net book values of $32.2 million and $57.1 million, respectively, were determined to be fully impaired due to updated cash flow projections associated with these assets. Additionally, $215.6 million in goodwill impairment was recorded to the California reporting unit.

In March 2022, the DCC initiated a rulemaking process in which it promulgated a comprehensive regulatory proposal, including amendments to its current rules that would make permanent emergency rules that have been in effect since September 2021. Comments on the proposed rules were submitted by all interested parties by April 19, 2022. The DCC will now consider the comments submitted and will determine whether to further amend its proposed ruleset. A second comment period will follow any further amendments made by DCC with final rules expected to be in place by the fall of 2022.

Arizona Operations

In 2010, Arizona passed Ballot Proposition 203, which amended Title 36 to the Arizona Revised Statutes. This amendment added Chapter 28.1, titled the Arizona Medical Marijuana Act. (“AMMA”). The AMMA is codified in Arizona Revised Statutes §36-2801 et. seq. The AMMA also appointed the Arizona Department of Health Services (“ADHS”) as the regulator for the program and authorized ADHS to promulgate, adopt and enforce regulations for the AMMA. These ADHS regulations are embodied in the Arizona Administrative Code Title 9 Chapter 17 (the “Rules”). In order to qualify to use medical marijuana under the AMMA, a patient is required to have a “debilitating medical condition.”

The ADHS has established the Arizona Department of Health Services Medical Marijuana Program (“MMJ Program”), which includes a vertically-integrated license, meaning if allocated a Medical Marijuana Dispensary Registration Certificate (“AZ Dispensary License”), entities are authorized to dispense and cultivate medical cannabis. Each AZ Dispensary License allows the holding entity to operate one (1) on-site cultivation facility and one (1) off-site cultivation facility which can be located anywhere within the State of Arizona. An entity holding an AZ Dispensary License is required to file an application to renew with the ADHS on a biannual basis, which must also include audited annual financial statements. While an AZ Dispensary License may not be sold, transferred or otherwise conveyed, AZ Dispensary License holders typically contract with third parties to provide various services related to the ongoing operation, maintenance and governance of its dispensary and/or cultivation facility so long as such contracts do not violate the requirements of the AMMA or the MMJ Program.

On October 24, 2018, Cresco Labs obtained a 100.0% ownership interest in Arizona Facilities Supply, LLC which includes a vertically-integrated cultivation, processing and dispensary operation in Arizona.

In November 2020, voters in Arizona passed an adult-use marijuana measure to allow for the sale of recreational marijuana in the state. During 2021, the Company received approval from the ADHS to serve adult-use customers at its Sunnyside* dispensary in Phoenix, Arizona. Adult-use sales launched in February of 2021.

The licenses in Arizona are renewed bi-annually. Before expiry, licensees are required to submit a renewal application. While renewals are granted bi-annually, there is no ultimate expiry after which no renewals are permitted. Additionally, with respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner and there are no material violations noted against the applicable license, Cresco Labs would expect to receive the applicable renewed license in the ordinary course of business. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Arizona cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Arizona cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

New York Operations

The State of New York’s medical cannabis program was introduced in July 2014 when former Governor Andrew Cuomo signed the Compassionate Care Act, which legalized medical cannabis oils for patients with certain qualifying conditions. Under this program, five (5) registered organizations (“ROs”) were licensed to dispense cannabis oil to patients, with the first sale to a patient completed in January 2016. In December 2016, the New York State Department of Health (“NYSDOH”) added chronic pain as a qualifying condition and in the month-and-a-half following the addition of chronic pain, the number of registered patients increased by 18%. In August 2017, the NYSDOH granted licenses to five (5) additional ROs.

In July 2018, the NYSDOH added opioid replacement as a qualifying condition, meaning any condition for which an opioid could be prescribed is now a qualifying condition for medical cannabis. In August 2018, former Governor Cuomo, prompted by an NYSDOH study which concluded the “positive effects” of cannabis legalization “outweigh the potential negative impacts,” appointed a group to draft a bill for regulating legal adult-use cannabis sales in New York.

Each RO’s license allows for the cultivation, processing and dispensing of medical cannabis products. Each RO is permitted to open four (4) dispensaries in NYSDOH-designated regions throughout the state and one (1) cultivation/processing facility. Permitted products include oil-based formulations (i.e., vaporizer cartridges, tinctures and capsules) and flower sold in tamper-proof vessels. Each RO is required to cultivate and process all medical cannabis products they dispense; however, wholesale transactions are permitted with approval from the state and home delivery is now permitted.

All cultivation/processing and dispensing establishments must register with the NYSDOH pursuant to Public Health Law §3365(9). Registrations issued by NYSDOH are valid for a two (2) year period. As embodied in New York Codes, Rules and Regulations §1004.7, an application to renew such registrations must be filed with the NYSDOH between four (4) and six (6) months prior to the expiration date, must include information prepared in the manner and detail as the commissioner may require and should be accompanied by application fees and registration fees. Applications completed in accordance with §1004.7 would be expected to receive the applicable renewed license in a timely manner. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that New York cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of New York cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On October 8, 2019, the Company closed the acquisition of Gloucester Street Capital, the parent entity of Valley Agriceuticals, LLC (“Valley Ag”). Valley Ag is one (1) of the ten (10) holders of a vertically-integrated license from NYSDOH allowing for the cultivation and processing of medical cannabis as well as the establishment of four (4) medical cannabis dispensaries in the State of New York.

Through the aforementioned agreements and regulatory approval, Cresco Labs now has a license for a cultivation and manufacturing facility within the State of New York, as well as four (4) dispensary locations strategically located across the state. These four (4) dispensary locations are branded as Sunnyside* dispensaries. The Company has successfully renewed its initial licenses and all licenses are, as of the date hereof, active with the State of New York.

On January 6, 2021, former Governor Cuomo announced a proposal to legalize and create a comprehensive system to oversee and regulate adult-use cannabis in New York as part of the 2021 State of the State. Under the Governor’s proposal, a new Office of Cannabis Management would be created to oversee the new adult-use program, as well as the state’s existing medical and cannabinoid hemp programs. Additionally, an equitable structure for the adult-use market will be created by offering licensing opportunities and assistance to entrepreneurs in communities of color who have been disproportionately impacted by the war on drugs. Once fully implemented, legalization is expected to generate more than $300.0 million in annual tax revenue for the State of New York.

On February 16, 2021, former Governor Cuomo announced 30-day amendments to the Governor’s proposal to establish a comprehensive adult-use cannabis program in New York. Specifically, these amendments detailed how the $100.0 million in social equity funding will be allocated, enable the use of delivery services and refine which criminal charges will be enforced as it relates to the improper sale of cannabis to further reduce the impact on communities.

Former Governor Cuomo signed Senate Bill 854/Assembly Bill 1248A on March 31, 2021, creating the Empire State’s adult-use cannabis program. This legislation expands Cresco Labs’ potential dispensary footprint to eight (8), with three (3) dispensaries reserved to be co-located adult-use, allows existing vertical ROs to wholesale branded products and creates a strong social equity program with 50.0% of licenses dedicated to social equity applicants. The Cannabis Control Board which will oversee the rollout of the program was seated in summer/early fall 2021. The Cannabis Control Board held its first meeting on October 5, 2021. At that meeting the Cannabis Control Board announced changes to the state’s medical program that would go into effect immediately including that cannabis flower could be sold to patients. Since that initial meeting, the Cannabis Control Board has granted certifying healthcare providers wider discretion in recommending medical cannabis, increased the amount of medical cannabis a patient can purchase at one time, begun the process of developing home cultivation rules and implemented rules for its Cannabinoid Hemp Program. The Cannabis Control Board and the Office of Cannabis Management have not yet promulgated comprehensive adult-use regulations that would govern the adult-use cannabis program. However, on March 30, 2022, proposed rules related to the issuance of conditional adult-use retail dispensary licenses were published by the Office of Cannabis Management. Those rules are currently in the midst of a public comment period. Previously, on March 9, 2022, the Cannabis Control Board and the Office of Cannabis Management published proposed amendments to the rules governing New York’s medical cannabis program. The public comment period for those rules is also ongoing. Additionally, on February 22, 2022, the current governor of New York Kathy Hochul signed legislation that provides a path for New York’s existing hemp operators to obtain provisional cannabis cultivator and processor licenses.

Massachusetts Operations

The Massachusetts medical cannabis market was established through “An Act for the Humanitarian Medical Use of Marijuana” in November 2012 when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” with 63.0% of the vote. The first Massachusetts dispensary opened in June 2015 and by November 2016, Massachusetts voters legalized adult-use cannabis by passing ballot Question 4 – Legalize Marijuana with 54.0% of the vote. In July 2017, Governor Baker signed legislation that would lay the groundwork for the state’s adult-use market. The Cannabis Control Commission (the “CCC”) (the state’s regulatory body which creates regulations for both the medical and adult-use market) aimed to officially launch adult-use sales on July 1, 2018 but stumbling blocks such as a lack of licensed testing labs and disagreements between officials and businesses slowed the rollout, and sales for adult-use cannabis officially began in November 2018.

The CCC oversees the medical and adult-use cannabis programs. Each medical licensee must be vertically-integrated and may have up to two (2) locations. Licensed medical dispensaries are given priority in adult-use licensing. Adult-use cultivators will be grouped into eleven (11) tiers of production (ranging from up to 5,000 square feet to no larger than 100,000 square feet) and regulators will move a licensee down to a lower tier if that licensee has not shown an ability to sell at least 70% of what it produced. Medical dispensaries that wish to add the ability to sell cannabis products to non-patients will be required to reserve 35% of their inventory or the six-month average of their medical cannabis sales for medical cannabis patients. In order to achieve an adult-use license, a prospective licensee must first sign a “Host Community Agreement” with the town in which it wishes to locate. Roughly two-thirds of municipalities in the state have a ban or moratorium in place that prohibits cannabis businesses from operating within their jurisdiction. In both the medical and adult-use markets, extracted oils, edibles and flower products are permitted, as well as wholesaling.

On October 1, 2019, Cresco Labs acquired Hope Heal Health, Inc. (“HHH”) via certain agreements giving it operational control before cash consideration was settled. In August 2019, HHH entered into a Host Community Agreement with the municipality of Fall River. On February 7, 2020, the Company legally closed the acquisition and cash funding of $27.5 million. The closing coincided with state approval allowing recreational cannabis sales at the Company’s Fall River dispensary.

Registration certificates are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the Massachusetts CCC and include a renewal form. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Massachusetts cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Massachusetts cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On September 2, 2021, the Company announced that it had completed the acquisition of 100% of the membership interests of Cultivate for total consideration of $99.3 million. Cultivate owned and operated two (2) cultivation and manufacturing center locations, two (2) adult-use and medical dispensary locations and one (1) adult-use dispensary location. The closing of this acquisition was contingent upon the Company surrendering its adult-use retail license for the Fall River dispensary. After the closing of the acquisition, the Fall River dispensary location is medical only.

The CCC recently announced it is accepting public comment on its Control and Ownership Guidance. The Commission has promulgated several versions of the guidance previously. Additionally, omnibus legislation is currently pending in the state that primary addresses social equity issues and matters related to host community agreements.

Michigan Operations

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act (the “MMFLA”) and the Marihuana Tracking Act (the “MTA”) and together with the MMMA, (the “Michigan Cannabis Regulations”) provides a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. The scope of LARA’s remit has expanded in the last several years and LARA is now the Cannabis Regulatory Agency (“CRA”). LARA is the main regulatory authority for the licensing of marijuana businesses.

On November 6, 2018, Michigan voters approved Proposal 1, to make marijuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marijuana under a system that licenses, regulates and taxes the businesses involved. The act would be known as the Michigan Regulation and Taxation of Marihuana Act. In accordance with Proposal 1, LARA began accepting applications for retail (recreational) dispensaries on November 1, 2019.

On March 25, 2019, an affiliate of the Company (the “Michigan Affiliate”) announced that it had completed the most comprehensive portion of Michigan’s application process, being pre-qualified for a cultivation and processing license in Michigan. The pre-qualification represents the authorization of the entity to move forward with the licensing process for its intended facilities.

On November 13, 2019, Michigan announced any existing medically licensed businesses would be allowed to sell recreational-use marijuana beginning December 1, 2019. On March 5, 2020, the Michigan Affiliate was issued a medical processing license to begin manufacturing and processing flower into edible medical marijuana products and/or medical marijuana-infused products.

In 2020, the Michigan Affiliate received approval to operate one (1) adult-use processor license and one (1) medical processor license. The Michigan Affiliate received its first medical and adult-use cultivation licenses in June 2021. Additional cultivation licenses have been added as production capacity continues to grow.

All Michigan licenses are renewed annually through the Cannabis Regulatory Agency after the required fees are paid and the business remains in good standing. In addition, a sworn statement is required that states that the business is in good standing and will uphold a continuing reporting duty. The renewal fees are to be determined by the amount of gross weight of marijuana products transferred during the past year. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Michigan cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Michigan cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On April 22, 2020, the Michigan Affiliate and related parties of the Company executed an amended and restated operating agreement which increased the Company’s related parties’ ownership from 50.0% to 85.0% in exchange for a capital commitment of $25.0 million. Provisions contained in the operating agreement entitle related parties of the Company to a majority of profit and gives the Company control of the Michigan Affiliate and rights and exposure to variable returns. The Company has the right to direct all the relevant activities of and has the full decision-making power over the Michigan Affiliate.

On April 23, 2020, the Company announced that it had completed the sale of its Marshall, MI facility to IIP. Concurrent with the closing of the sale, Cresco Labs entered into a long-term, triple-net lease agreement with IIP and continues to operate the property as a licensed cannabis cultivation and processing facility upon completion of redevelopment. On October 4, 2021, the Company unveiled its Marshall facility while celebrating the first harvest at the property.

Florida Operations

In 2014, the Florida Legislature passed the Compassionate Use Act (the “CUA”) which was a low-THC (CBD) law, allowing cannabis containing not more than 0.8% THC to be sold to patients diagnosed with severe seizures or muscle spasms and cancer. The CUA created a competitive licensing structure and originally allowed for one (1) vertically-integrated license to be awarded in each of five (5) regions. The CUA set forth the criteria for applicants as well as the minimum qualifying criteria which included the requirement to hold a nursery certificate evidencing the capacity to cultivate a minimum of 400,000 plants, to be operated by a nurseryman and to be a registered nursery for at least 30.0 continuous years. The CUA also created a state registry to track dispensations. In 2016, the Florida Legislature passed the Right to Try Act (the “RTA”), which expanded the State’s medical cannabis program to allow for full potency THC products to be sold as “medical marijuana” to qualified patients.

In November of 2016, the Florida Medical Marijuana Legalization ballot initiative (the “Initiative”) to expand the medical cannabis program under the RTA was approved by 71.3% of voters, thereby amending the Florida constitution. The Initiative is now codified as Article X, Section 29 of the Florida Constitution.

The Initiative expanded the list of qualifying medical conditions to include cancer, epilepsy, glaucoma, HIV and AIDS, ALS, Crohn’s disease, Parkinson’s disease, multiple sclerosis, or other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. The Initiative also provided for the implementation of state-issued medical cannabis identification cards. In 2017, the Florida Legislature passed legislation implementing the constitutional amendment and further codifying the changes set forth in the constitution into law (the “2017 Law”). The 2017 Law provides for the issuance of ten (10) licenses to specific entities and another four (4) licenses to be issued for every 100,000 active qualified patients added to the registry. The 2017 law also initially limited license holders to a maximum of twenty-five (25) dispensary locations with the ability to purchase additional dispensary locations from one another and for an additional five (5) locations to be allowed by the State for every 100,000 active qualified patients added to the registry. The 2017 legislation’s cap on dispensing facilities expired in April 2020.

On March 18, 2019, Governor Ron DeSantis signed SB 182 “Medical Use of Marijuana” into law. Among other provisions, SB 182 repealed the state’s smoking ban that had been in place. The medical program is currently administered by the Florida Department of Health’s Office of Medical Marijuana Use (“OMMU”). OMMU is responsible for crafting and implementing regulations governing the program, overseeing the Medical Marijuana Use Registry, licensing operators to cultivate, process and dispense medical marijuana and certifying testing laboratories.

With regard to the potential for adult-use cannabis in the state, a group, Regulate Florida, sought to place the questions of whether to legalize adult-use cannabis on the November 2022 ballot but was not successful. The group has indicated it will target the 2024 ballot instead. Regulate Florida will need to gather more than 222,000 signatures to trigger judicial and fiscal review and then more than 890,000 signatures to make the 2024 ballot.

On April 14, 2021, the Company announced it completed the acquisition of Bluma for total consideration of $238.1 million. Bluma owns and operates 3 Boys Farm, LLC dba One Plant Florida (“One Plant”), a vertically-integrated, licensed medical marijuana treatment center (“MMTC”) in the State of Florida. One Plant cultivates, processes, dispenses and retails medical cannabis to qualified patients in the State of Florida through multiple retail dispensaries and an innovative next-day door-to-door e-commerce home delivery service, thereby offering convenient access for its customers and meeting the demands of an evolving retail landscape. As of the acquisition date, Bluma, under One Plant, had eight (8) strategically located dispensaries. Since the acquisition, Cresco has rebranded these dispensaries as Sunnyside*.

During the first quarter of 2022, the Company opened three (3) additional Sunnyside* locations in Clearwater, North Miami and Lady Lake, Florida; bringing the total dispensaries in the state to sixteen (16).

While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Florida cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Florida cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.